

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2012

<u>Via E-Mail</u>
Ms. Sharon E. Birkett
Chief Financial and Accounting Officer
Multi-Color Corporation
4053 Clough Woods Drive
Batavia, Ohio 45103

> Re: **Multi-Color Corporation**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed June 14, 2012**
> **Form 10-Q for the quarter ended June 30, 2012**
> **Filed August 9, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 22, 2012**
> **File No. 000-16148**

Dear Ms. Birkett:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief